UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

The Board of Directors of Fiat S.p.A. met today under the chairmanship of Paolo Fresco to review the preliminary consolidated results for the full 2002 fiscal year and those for the fourth quarter and to adopt resolutions on several items on the meeting’s agenda.

2002, A Year of Sacrifices for the Future

The results for the Fiat Group in 2002 are unquestionably negative. As the financial markets have known for some time, the operating loss was greater than originally anticipated owing to Fiat Auto’s inability to reach breakeven. At the same time, the year was also marked by a number of initiatives and sacrifices that are consistent with the commitments Fiat made in May to its lending banks and are essential to a successful turnaround. The high costs of restructuring the Group’s industrial operations, particularly those of Fiat Auto; the extraordinary provisions booked to make the valuations assigned to certain assets reflect the impact of changes in market conditions and new business plans; and the implementation of major divestitures to reduce indebtedness made 2002 a year of profound changes for the Company, the beneficial impact of which will become increasingly apparent over time.

The costs entailed by the sacrifices made to improve future results had a major impact on the Group’s bottom line. However, only part of these costs will translate into cash outlays. In the fourth quarter of 2002, the Group’s operating performance began to benefit from the ongoing restructuring effort, reaching operating breakeven for the first time since the beginning of the year. Fiat Auto, which cut its losses by more than half in recent months, was a major contributor to this improvement, while almost all the other industrial and service Sectors continued to operate in the black.

The Group’s great effort to strengthen its balance sheet through capital increases and asset divestitures yielded a reduction of almost 40% in year-end net financial position. With the inclusion of the proceeds generated by the Italenergia transaction and those collectible under binding contracts for the sale of assets, the Group is in compliance with its agreements with the lending banks.

     While it is true that the process of overcoming the structural hurdles that Fiat faces is still ongoing and will require additional significant effort, 2002 provided an opportunity to lay the foundations for a turnaround in the Group’s competitiveness and profitability.

Financial Overview

The consolidated revenues of the Fiat Group totaled 55.6 billion euros in 2002, or 4% less than in the previous year. Most of this decline is attributable to Fiat Auto, which posted a 9.4% drop in sales. However, revenues for the fourth quarter were unchanged from the same period in 2001.

The operating loss for the year amounted to 762 million euros, compared with operating income of 318 million euros in 2001. The main reason for this negative result is the loss of 1,343 million euros reported by Fiat Auto. The Group performed significantly better in the fourth quarter, achieving breakeven at the operating level, up from a loss of 245 million euros in the last three months of 2001. This improvement mainly reflects the progress made by Fiat Auto, which cut its loss to 180 million euros (loss of 432 million euros in the fourth quarter of 2001). In the closing months of 2002, in spite of lower unit sales, the Automobile Sector began to benefit from cost-cutting measures and a reduced reliance on less profitable sales channels. Almost all the other Sectors held steady or improved their operating income in the fourth quarter of 2002.

     The consolidated net loss amounted to 4,263 million euros (loss of 791 million euros in 2001). In addition to the operating loss discussed above and lower but still high financial expenses (862 million euros, compared to 1,025 million euros in 2001), the following factors were responsible for the Group’s negative performance:

•	Negative results from equity investments, and writedowns taken to mark to market the equity securities held by the Group’s insurance companies, which amounted to a total charge of 690 million euros.
•	Extraordinary restructuring charges related primarily to Fiat Auto’s industrial plan and its impact on other Group Sectors, which totaled more than 1,050 million euros.
•	A net loss of about 500 million euros on asset divestitures. The gains earned on the sale of 34% of Ferrari and 14% of Italenergia Bis were offset by losses incurred on the sale at market price of the General Motors shares held by the Group, the divestiture of Fraikin and the disposal of some of Teksid’s and Magneti Marelli’s operations.
•	The writedown of certain Group assets to reflect changed market outlook (about 300 million euros).
•	Other extraordinary charges consisting of costs attributable to prior years and provisions for future risks and charges (about 650 million euros).

It is important to note that these last five items, while significant in terms of the accounting impact they have on the Group’s bottom line (more than 3 billion euros), will require only about 700 million euros in cash outlays in coming years.

The net income tax impact for the year was a credit of 554 million euros, even though the loss before taxes amounted to 4,817 million euros. In line with a prudence principle, the potential total tax benefit from the loss carryforwards was only partially accrued.

The Group’s interest in the consolidated loss came to 3,948 million euros, compared with a loss of 445 million euros in 2001.

At December 31, 2002, working capital was negative by 2.8 billion euros. The reduction of 1.4 billion euros from the end of 2001 was made possible by inventory cuts at Fiat Auto and CNH and by a decrease in accounts receivable for Fiat Auto due to lower business volumes and slimmer inventories held by the sales network.

Net invested capital totaled 12.5 billion euros at the end of 2002, down from 19.6 billion euros at the beginning of the year. This decrease reflects the contraction in working capital discussed above, the divestiture of certain Teksid and Magneti Marelli operations, the sale of several large equity investments (chief among them the interest held in General Motors), the disposal of a 14% interest in Italenergia Bis and the impact of translating into euros financial statements denominated in other currencies.

As expected, the Group’s net financial position improved during the fourth quarter of 2002. Net indebtedness decreased sharply, falling from 6 billion euros at the beginning of the year and 5.8 billion euros at the end of September to 3.8 billion euros at December 31, 2002. This was made possible by several extraordinary transactions (capital increases at Fiat S.p.A. and CNH Global and disposals of assets and equity investments, yielding a combined total of about 3 billion euros) and by the decrease in working capital mentioned above. The Group’s efforts to strengthen its balance sheet had a positive impact on the structure of its net financial position, producing an overall decrease in indebtedness and an improvement in the mix of short-term and long-term debt.

If the net financial position is restated eliminating the impact of a loan guaranteed by the agreement executed with EDF within the framework of the Italenergia transaction (1,150 million euros) and reflecting the impact of proceeds collectible under the binding but not yet finalized contract for the sale of Banco Fiat in Brazil (approximately 100 million euros), the Group fully meets the net borrowings reduction targets set forth in the agreements executed with the lending banks.

Automobile Sector

For Fiat Auto, 2002 was a year of profound change: full implementation of the new organization based on Business Units; renewal of the management teams at all levels; starting in May, adoption of new measures to cut costs and improve the quality of sales; in the fourth quarter, launch of an ambitious restructuring and revitalization program that will bring manufacturing capacity in line with unit sales while accelerating the development of a new product line.

All of this occurred against the backdrop of generally weak economic conditions, which had a negative impact on the automobile market. Demand fell by 3% for all of Europe, and was down 6% in Italy, where, however, environmental incentives provided by the Government clearly helped slow the market slide observed in the first six months of the year. In Poland and Brazil, the decline in demand showed encouraging signs of bottoming out in the second half of 2002.

In this environment, Fiat Auto’s unit sales were down 11.1% compared with 2001. As a result, revenues decrease 9.4% to 22,147 million euros.

The drop in sales volume was caused by weak demand, as well as by a further reduction in inventories held by the distribution network, a strategic choice to decrease sales in less profitable channels, the limited positive impact on the full year of new models launched during the second half (the Lancia Thesis and Phedra, the Fiat Ulysse and, more importantly, the Fiat Stilo Multiwagon) and the natural decrease in demand for models scheduled for replacement in 2003. The combined impact of these factors also explains the decline in the Sector’s market share, which fell to 8.2% (9.5% in 2001) for all of Western Europe and 30.2% in Italy (34.6% in 2001). On a more positive note, brisk sales of light commercial vehicles helped Fiat Auto consolidate its position among the leaders in Europe. Its market share improved to 12.6% despite a contraction in overall demand.

Revenues for the fourth quarter of 2002 were roughly in line with those for the same period a year earlier and unit sales were down slightly (-1.1% compared with the last three months of 2001), due to lower volumes in most European countries, with the exception of Italy and Poland.

The Sector reported an operating loss of 1,343 million euros (loss of 549 million euros in 2001). The decline in unit sales and the higher costs incurred by extending the warranty period to two years were the primary reasons for this negative performance. On the other hand, increased success in cutting product costs and overhead and the beneficial impact of the industrial synergies generated by the alliance with General Motors (in excess of 350 million euros for the year) provided a major positive contribution. At 180 million euros, the operating loss for the fourth quarter was significantly less than the 432 million euros lost in the last three months of 2001. An upturn in unit sales in Italy, more selective use of available sales channels and an intensification of cost-cutting efforts account for this improvement.

The benefits expected from the restructuring plan and the relaunching of the Automobile Sector will become increasingly apparent over the course of 2003, when Fiat Auto will introduce four important new models. These new products, which will be unveiled at the upcoming Geneva International Motor Show, include the Fiat “Project 169,” a city car that will help the Sector consolidate its leadership of this market segment; the Fiat “Project 350” (B-MPV), a compact minivan that is expected to gain a pre-eminent position in this rapidly evolving subsegment; the Lancia Ypsilon, which will reaffirm the technical and styling excellence of the Lancia brand to buyers of compact cars; and the Alfa GT Coupé, which will renew and reinforce the high-performance tradition of the Alfa Romeo brand.

Other Industrial and Service Sectors

With few exceptions, the Group’s other Industrial and Service Sectors performed according to expectations despite challenging conditions in the markets where they operate.

These Sectors had aggregate revenues of more than 33,500 million euros, about the same as in 2001. Operating income totaled 581 million euros (867 million euros in 2001).

CNH Global

Expanding markets (demand grew 5.3% in Europe, 15% in Latin America and held steady in North America), coupled with the successful launch of new products, helped CNH post higher sales of agricultural equipment. These gains more than offset a drop in shipments of construction equipment, which were sharply affected by weakness in the European (-6.1%) and North American (-9.4%) markets. The Sector continued to make good progress toward its objectives of reorganization, product platform rationalization, innovation and exploitation of the synergies generated by the integration of New Holland and Case.

CNH had revenues of about $9,928 million. This amount in U.S. dollars, the Sector’s reporting currency, is equivalent to 10,513 million euros, compared with $9,653 million, or 10,777 million euros in 2001. On a comparable consolidation and foreign exchange translation basis, CNH’s dollar revenues are roughly the same as in 2001. In the fourth quarter, revenues totaled $2,584 million, or 7.8% more than in the last three months of 2001 (2,578 million euros, compared with 2,676 million euros in the fourth quarter of 2001). Changes in the scope of consolidation are partly responsible for this improvement.

The Sector reported operating income of $154 million, compared with $188 million in 2001 (163 million euros and 209 million euros, respectively). This decrease was caused entirely by higher medical and retirement benefit costs, especially in the United States. If this item is excluded, CNH shows operating income that is significantly ahead of 2001, as a strong performance in agricultural equipment more than offset negative results in the construction equipment business. The synergies developed by New Holland and Case ($154 million in 2002), increases in some of the prices charged for agricultural equipment and the improved margins earned on products that use shared platforms had an especially beneficial impact. The contribution of these favorable factors was especially noticeable in the fourth quarter of the year, when CNH earned operating income of $60 million (equal to 61 million euros), up from $20 million (22 million euros) in the last three months of 2001.

In 2003, CNH will continue to enjoy the important benefits it derived in 2002 from the implementation of programs launched after the merger with Case to increase profitability. A major goal of these programs, which will be carried out at an accelerated pace this year, will be the renewal of the product line. The launch of new high-margin agricultural machines will help bolster the Sector’s reputation for excellence, witness the New Holland TM190 that was honored with the “Tractor of the Year 2003” award.

Iveco

The complete renovation of its product line in recent years and the full integration of Irisbus enabled Iveco to post highly satisfactory sales results, even though the market for commercial vehicles weighing more than 3.5 tons contracted by 5.7% in Europe, with even larger drops in demand for intermediate (-8.6%) and heavy-range (-9.9%) vehicles.

Despite weak markets — only Italy bucked the trend with an 11% gain — the Sector increased sales by 1.3% compared with 2001, expanding its overall share of the Western European market to 17.9%. The newly gained leadership of the intermediate segment (Iveco’s market share jumped from 24.8% in 2001 to more than 30% in 2002) and the progress made in the heavy-range segment (market share up to 12.3%) thanks to brisk sales of the new Stralis were important achievements. However, the Sector’s share of the light segment decreased slightly, falling to 18.5%.

Iveco’s revenues grew to 9,136 million euros in 2002, up from 8,650 million euros a year earlier. This 5.6% increase reflects the full consolidation of Irisbus. On a comparable consolidation basis, revenues were little changed from 2001. Revenues for the fourth quarter totaled 2,438 million euros, compared with 2,403 million euros in the last three months of 2001.

Operating income totaled 102 million euros in 2002. The decrease from the 271 million euros earned in 2001 is due to heightened competitive pressure, the negative impact of lower engine sales (due mainly to Renault’s expected decision to use engines built by Nissan) and the provisions booked to increase the warranty reserves for product recalls and to recognize the lower valuations assigned to used vehicles. These negative factors, offset in part by a reduction in product costs, had a negative impact on operating income in the fourth quarter as well, which fell to 39 million euros, down from 81 million euros in the last three months of 2001.

Iveco is continuing to devote significant efforts to product innovation. Recent models include the Stralis, which was honored with the prestigious “Truck of the Year 2003” award, and the just-introduced New Eurocargo, which will help the Sector improve its lineup of intermediate range models even more.

Other Sectors

In the components area, Teksid and Magneti Marelli reported lower revenues due to falling market demand and the divestiture of some of their businesses. However, enhancements in manufacturing efficiency helped them post better operating results. Comau’s performance was affected by a decline in profit margins caused by price competition and, more significantly, a loss of approximately 100 million euros on a large order.

Continuing increases in operating efficiency enabled FiatAvio to enjoy a high level of operating profitability throughout 2002, despite worldwide weakness in the commercial aircraft and aerospace markets and lower demand for engine overhaul services.

Among the Service Sectors, Toro Assicurazioni, while adversely affected by a decrease in its life insurance business, especially in the bankassurance channel, posted a significant improvement in its operating result thanks to a selective revamping of its casualty insurance portfolio, a reduction in operating expenses and the gains earned on the sale of real estate assets.

Business Solutions reported higher revenues thanks to an increase in its business with noncaptive customers, but its profitability declined due to changes in the scope of consolidation and greater price competition.

Ferrari matched its brilliant racing performance with equally outstanding operating results. Revenues and operating income were both up. Higher sales by Maserati and the increased prices charged for Ferrari models more than offset the impact of the higher research and development investments needed to develop new products and the costs incurred for the commercial launch of Maserati in North America.

***

In 2003, the Fiat Group will continue to implement programs designed to strengthen its industrial operations and bolster its balance sheet, despite great uncertainty in the macroeconomic environment and in the markets where it operates and the growing weakness and instability engendered by the possibility of a new conflict in the Middle East.

All Sectors have adopted strict measures to reduce overhead and cut costs without weakening their commitment to develop innovative products and enhance their sales organizations. Fiat Auto will be expected to fully implement its restructuring and revitalization plan within the framework of an increasingly integrated relationship with General Motors.

The Group’s objective for 2003 is a significant reduction in operating losses made possible by a major contribution from Fiat Auto, with the other Industrial and Service Sectors operating at levels of profitability that are comparable to or greater than those they enjoyed in 2002.

The Group is determined to maintain or improve a net financial position consistent with the objectives agreed upon with the lending banks. Divestitures to be finalized within the year will help achieve this goal.

* * *

Omniainvest Plan

The Chairman presented to the Board the only plan received in recent weeks by the Executive Directors of Fiat S.p.A. The plan was submitted by Omniainvest and regarded the possible acquisition by Omniainvest of an interest in Fiat S.p.A. and/or the Automobile Sector.

Based also on the valuation provided by Lazard, who served as advisor to the Board, and the input of the Company’s controlling stockholder (within the scope of its attributions), the Board of Directors reported that the plan does not include any distinguishing elements over the plan currently being implemented to relaunch the Group and reserved the right to make a final decision as the implementation of such a plan would require the approval of several parties including General Motors.

Nevertheless, the Board of Directors thanked Roberto Colaninno for his interest for the Company’s situation.

Capital Increase at Fiat Auto Holdings B.V.

The Board of Directors expressed its favorable opinion for the recapitalization of Fiat Auto Holdings B.V. up to a maximum amount of 5 billion euros to be carried out over the next 18 months. 3 billion euros will be underwritten immediately by the Fiat Group.

Strengthening the Group’s Industrial Organization and Its Balance Sheet

The Board of Directors was informed of the discussions carried out with General Motors to strengthen the collaborative industrial and financial relationship between the two companies.

The Board then reviewed the progress made on the divestiture program. It was informed that the conclusion of an agreement on the sale of FiatAvio is imminent and that the Company has received offers for Toro Assicurazioni. The signing of binding contracts for the sale of both companies is scheduled to take place within the first half of 2003 and the subsequent collection of the respective proceeds can reasonably be expected to occur in the third quarter of 2003.

Organizational Model (Legislative Decree No. 231/2001)

The Board of Directors approved the adoption of the organizational model required by Legislative Decree No. 231/2001, which establishes the administrative liability of corporations, and set forth the general guidelines that must be followed by Group companies in establishing their organizational models.

Changes in Corporate Offices

At the end of the meeting, having acknowledged Paolo Fresco’s decision to resign the posts of Director and Chairman, the Board of Directors coopted Umberto Agnelli and appointed him Chairman. The Board thanked Mr. Fresco for his great contributions to the Company, especially in shaping the Group’s growth strategy.

The Board also accepted the resignations of Directors Felix G. Rohatyn and John F. Welch. It then coopted Giuseppe Morchio, appointing him to the post of Chief Executive Officer, and named Alessandro Barberis Vice Chairman in place of Franzo Grande Stevens, who renounced his office but will continue to serve as a Director. The Board coopted Luca Cordero di Montezemolo as well.

The Board also changed the composition of the Compensation Committee, which now includes the following members: Umberto Agnelli (Chairman), Alessandro Barberis, John Philip Elkann, Franzo Grande Stevens, and Giuseppe Morchio.

Turin, February 28, 2003

Operating Highlights

(FIAT GROUP)

	FIAT AUTO				OTHER INDUSTRIAL AND
					SERVICE SECTORS, HOLDING
					CO.S AND ELIMINATIONS

Full Year		4th Quarter			Full Year		4th Quarter

2002	2001	2002	2001	(in millions of euros)	2002	2001	2002	2001
22,147	24,440	5,713	5,705	Net revenues	33,502	33,566	9,194	9,238
(1,343)	(549)	(180)	(432)	Operating income	581	867	183	187

STATEMENT OF OPERATIONS

	4th Quarter		Fiscal year

(in millions of euros)	2002	2001	2002	2001

Net revenues	14,907	14,943	55,649	58,006
Cost of sales	13,034	13,251	48,619	49,854
Gross operating result	1,873	1,692	7,030	8,152
Overhead	1,321	1,591	5,782	6,149
Research and development	405	470	1,748	1,817
Other operating income (expenses)	(144)	124	(262)	132
Operating result	3	(245)	(762)	318
Investment income (expenses)	(410)	(95)	(690)	(149)
Other non operating income (expenses)	(3,014)	(809)	(2,503)	359
EBIT	(3,421)	(1,149)	(3,955)	528
Financial income (expenses)	(253)	(203)	(862)	(1,025)
Result before taxes	(3,674)	(1,352)	(4,817)	(497)
Income taxes	(693)	(152)	(554)	294
Net result before minority interest	(2,981)	(1,200)	(4,263)	(791)
Group interest in net result	(2,972)	(988)	(3,948)	(445)

OPERATING RESULT BY SECTOR OF ACTIVITY

	4th Quarter		Fiscal year

(in millions of euros)	2002	2001	2002	2001

Automobiles (Fiat Auto Holdings)	(180)	(432)	(1,343)	(549)
Agricultural and Construction Equipment (CNH Global)	61	22	163	209
Commercial Vehicles (Iveco)	39	81	102	271
Ferrari	38	25	70	62
Metallurgical Products (Teksid)	1	(25)	27	15
Components (Magneti Marelli)	0	(35)	(16)	(74)
Production Systems (Comau)	(75)	24	(101)	60
Aviation (FiatAvio)	56	48	210	186
Publishing and Communications (Itedi)	9	9	3	(2)
Insurance (Toro Assicurazioni)	40	18	147	68
Services (Business Solutions)	22	32	67	73
Miscellanea and Eliminations	(8)	(12)	(91)	(1)
Total for the Group	3	(245)	(762)	318

NET REVENUES BY SECTOR OF ACTIVITY

	4th Quarter		Fiscal year

(in millions of euros)	2002	2001	2002	2001

Automobiles (Fiat Auto Holdings)	5,713	5,705	22,147	24,440
Agricultural and Construction Equipment (CNH Global)	2,578	2,676	10,513	10,777
Commercial Vehicles (Iveco)	2,438	2,403	9,136	8,650
Ferrari	340	278	1,208	1,058
Metallurgical Products (Teksid)	204	422	1,539	1,752
Components (Magneti Marelli)	878	952	3,288	4,073
Production Systems (Comau)	798	710	2,320	2,218
Aviation (FiatAvio)	431	457	1,534	1,636
Publishing and Communications (Itedi)	105	102	360	347
Insurance (Toro Assicurazioni)	1,549	1,742	4,916	5,461
Services (Business Solutions)	608	538	1,965	1,805
Miscellanea and eliminations	(735)	(1,042)	(3,277)	(4,211)
Total for the Group	14,907	14,943	55,649	58,006

BALANCE SHEET OF THE GROUP

At 9/30/2002	(in millions of euros)	At 12/31/2002	At 12/31/2001

7,907	Net inventories (*)	7,050	8,375
5,267	Trade receivables	5,784	6,466
(12,159)	Trade payables	(13,267)	(13,520)
(1,818)	Other receivables (payables), net (*)	(2,340)	(2,713)
(803)	Working capital	(2,773)	(1,392)
12,204	Net property, plant, and equipment	12,106	13,887
27,973	Other fixed assets	24,862	28,523
1,516	Deferred-tax assets, net	2,263	1,595
(23,100)	Technical reserves of insurance companies	(23,999)	(22,971)
17,790	Net invested capital	12,459	19,642
(5,844)	Net financial position	(3,780)	(6,035)
11,946	Stockholders’ equity before minority interest	8,679	13,607
10,753	Group interest in stockholders’ equity	7,641	12,170

(*) Starting in 2002, the advances received for work on the High-Speed Railway Project (T.A.V.), which were previously listed as other payables, are deducted directly from the value of work in progress, which is part of inventories. The corresponding amounts for the 2001 fiscal year have been reclassified accordingly.

BREAKDOWN OF THE NET FINANCIAL POSITION OF THE GROUP

				Balance at

9/30/2002	(in millions of euros)			12/31/2002	12/31/2001

4,161	Cash			3,489	2,133
971	Marketable securities			1,507	2,000
22,620	Financial receivables and investments in leases			21,406	24,686
707	Accrued financial income			543	560
(1,470)	Deferred financial income			(1,135)	(2,057)
26,989	Total financial fixed assets	(A	)	25,810	27,322
(9,260)	Short-term debt due within twelve months			(8,310)	(14,408)
(22,827)	Long-term debt due beyond twelve months			(20,613)	(18,289)
(832)	Accrued financial expenses			(785)	(797)
86	Prepaid financial expenses			118	137
(32,833)	Total financial liabilities	(B	)	(29,590)	(33,357)
(5,844)	Net financial position of the Group	(A-B	)	(3,780)	(6,035)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney